787 Seventh Avenue New York, NY 10019-6099 Tel: 212 728 8000 Fax: 212 728 8111

October 4, 2016

Via EDGAR

Securities and Exchange Commission

Division of Investment Management

Attention: Karen Rossotto, Esq.

100 F Street, N.E.

Washington, DC 20549

Re:	TD Asset Management USA Funds Inc.

Post-Effective Amendment No. 76 to Registration Statement on Form N-1A

Securities Act File No. 33-96132
1940 Act File No. 811-9086

Dear Ms. Rossotto:

On behalf of TD Asset Management USA Funds Inc. (the “Registrant”), this letter responds to comments provided by the staff of the Division of Investment Management (the “Staff”) of the Securities and Exchange Commission (the “Commission”) to the undersigned and Brandon Weston of Willkie Farr & Gallagher LLP by telephone on September 20, 2016 regarding Post-Effective Amendment No. 76 to the Registrant’s Registration Statement on Form N-1A (the “Registration Statement”) under the Securities Act of 1933, as amended (the “1933 Act”), and Amendment No. 77 under the Investment Company Act of 1940, as amended (the “1940 Act”), which was filed with the Commission on August 5, 2016 (the “Amendment”), with respect to each of TDAM Money Market Portfolio, TDAM U.S. Government Portfolio, TDAM Municipal Portfolio, TDAM California Municipal Money Market Portfolio, TDAM New York Municipal Money Market Portfolio, TDAM Institutional U.S. Government Fund, and TDAM Institutional Treasury Obligations Money Market Fund, each a series of the Registrant (each, a “Fund”).

For your convenience, the substance of the Staff’s comments has been restated below to the best of the Registrant’s understanding. The Registrant’s responses to each comment are set out immediately under the restated comment. Defined terms, unless otherwise defined herein, have the meanings given them in the Amendment.

New York Washington Paris London Milan Rome Frankfurt Brussels

in alliance with Dickson Minto W.S., London and Edinburgh

October 4, 2016

PROSPECTUSES

Comment No. 1: In the section entitled “Summary – Investment Strategies” for each of TDAM U.S. Government Portfolio and TDAM Institutional U.S. Government Fund, please define the term “government securities.”

Response: The requested definition has been added.

Comment No. 2: In the risk factor entitled “Liquidity Fees and Redemption Gates Risk” contained in the section entitled “Summary – Principal Risks” for certain Funds, consider stating the earliest time that any applicable liquidity fee or redemption gate may be imposed. This information is currently disclosed in the section entitled “Shareholder Information – Liquidity Fees and Redemption Gates.”

Response: The requested disclosure has been added.

Comment No. 3: In the section entitled “Summary – Tax Information,” consider adding disclosure that discusses relevant tax information for tax-exempt investors.

Response: As required by Item 7 of Form N-1A, the above-referenced section discusses the tax treatment of Fund distributions. As indicated in the Prospectuses, distributions to tax-exempt investors will not be taxed.

Comment No. 4: For each of TDAM California Municipal Money Market Portfolio and TDAM New York Municipal Money Market Portfolio, consider adding risk disclosure relating to Puerto Rico investments for each such Fund.

Response: The Registrant has updated the prospectuses for each of TDAM California Municipal Money Market Portfolio and TDAM New York Municipal Money Market Portfolio to remove the reference to Puerto Rico from the “Investment Strategies” sections.

Comment No. 5: The section for each of TDAM Municipal Portfolio, TDAM California Municipal Money Market Portfolio and TDAM New York Municipal Money Market Portfolio entitled “Details about the Funds – Investment Strategies” states that each such Fund “may invest more than 25% of its assets in municipal securities that are repayable out of revenue streams generated from economically related projects or facilities. Investment in municipal securities repayable from related revenue streams further concentrates a Portfolio’s risks.” Please delete such disclosure, as it is not consistent with Section 8(b)(1)(E) of the 1940 Act which requires a Fund to recite its policy on concentrating investments in a particular industry or group of industries.

Response: The Registrant respectfully declines to make the requested change. In Release No. IC-9785 (May 31, 1977), the Staff expressed its view that the statement of policy required by Section 8(b)(1)(E) of the 1940 Act as to concentration of investments in an industry or group of industries “is not applicable to investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any

October 4, 2016

industry.” Thus, each Fund is permitted to concentrate its investments in municipal securities as contemplated by the above-referenced disclosure, so long as the municipal securities are tax-exempt.

Comment No. 6: In the section entitled “Shareholder Information – Liquidity Fees and Redemption Gates,” please clarify that the 90 day period used in connection with the maximum amount of time a redemption gate may be imposed is determined on a rolling basis.

Response: The Registrant has made the requested clarification.

Comment No. 7: In the section entitled “Shareholder Information – Liquidity Fees and Redemption Gates,” consider including a brief description of the process for liquidating a Fund.

Response: The Registrant submits that the disclosure in the above-referenced section is sufficient for purposes of describing liquidity fees and redemption gates, and notes that shareholders would be notified and receive a description of any liquidation of their Fund through a prospectus supplement.

Comment No. 8: In the section entitled “Shareholder Information – Use of Liquidity Fee Proceeds,” please consider updating the disclosure to include a description of the tax consequences of the receipt of liquidity fee proceeds to a Fund and its shareholders.

Response: The Registrant has reviewed the current disclosure and, in light of a lack of specific IRS guidance with respect to the tax treatment of liquidity fees received by a Portfolio, the Registrant believes that the current language is appropriate.

STATEMENTS OF ADDITIONAL INFORMATION (“SAIs”)

Comment No. 9: Please confirm that the investments listed in the SAIs for each of TDAM U.S. Government Portfolio, TDAM Institutional U.S. Government Fund and TDAM Institutional Treasury Money Market Fund that would not be considered to be cash, government securities, or repurchase agreements that are fully collateralized by cash or government securities will be limited to 0.5% of each such Fund’s total assets.

Response: The Registrant confirms that the investments listed in the SAIs for each of TDAM U.S. Government Portfolio, TDAM Institutional U.S. Government Fund and TDAM Institutional Treasury Money Market Fund that would not be considered to be cash, government securities, or repurchase agreements that are fully collateralized by cash or government securities will be limited to 0.5% of each such Fund’s total assets.

Comment No. 10: Each of TDAM Municipal Portfolio’s, TDAM California Municipal Money Market Portfolio’s and TDAM New York Municipal Money Market Portfolio’s fundamental policy on concentration states that the applicable Fund may “invest more than 25% of its total assets in industrial development bonds related to a single industry.” This policy is overbroad because Guide 19 to Form N-1A states that funds may not carve out of their concentration policies tax-exempt bonds issued by non-governmental users or taxable securities.

October 4, 2016

Response: The Registrant notes that each Fund does not rely on the above-referenced exception to its concentration policy.

Should you have any questions concerning the above, please call the undersigned at (212) 728-8138.

Sincerely,

/s/ Elliot J. Gluck

Elliot J. Gluck

Enclosures

cc: Michele Teichner, TDAM USA Inc.